SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 20, 2003

                             Koninklijke Ahold N.V.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                         ------------------------------
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
       ------------------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111

                                     0-18898
                            ------------------------s
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On May 20, 2003, Koninklijke Ahold N.V. ("Ahold") issued a press release announcing that an agreement has been reached with NBTY, Inc. for the divestment of its Dutch natural products retail unit De Tuinen. A copy of the press release is attached hereto as Exhibit 1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01)  and  the  Company's  Registration  Statement  on  Form  S-8  (No.
333-10044,  No.  333-09774  and  No.  333-70636)  and  to  be  a  part  of  such prospectuses from the date of the filing thereof.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.


Date:    May 20, 2003                  By: /s/ M.P.M. de Raad
                                         ---------------------------------------
                                         Name:   M.P.M. de Raad
                                         Title:  Executive Vice President

                                LIST OF EXHIBITS


The following exhibits have been filed as part of this Form 6-K:


Exhibits       Description
--------       -----------

1. Ahold press release, dated May 20, 2003, announcing that an agreement has been reached with NBTY, Inc. for the divestment of its Dutch natural products retail unit De Tuinen

                                                                   Press Release
[Graphic omitted] Ahold
                                                                     Royal Ahold
                                                                Public Relations



                                                        Date:  May 20, 2003
                                        For more information:  +31 75 659 57 20



Ahold completes divestment of De Tuinen

Zaandam, The Netherlands, May 20, 2003 - Ahold today announced that definitive agreement has been reached with NBTY, Inc., a U.S.-based, publicly-held company, for the divestment of its Dutch natural products retail unit De Tuinen. The transaction value amounts to approximately Euro 16 million, to be paid as a cash sum. The transaction has received all necessary approvals.

De Tuinen has been part of Ahold's Dutch health and beauty care division since 1991 and consists of 41 owned stores and 25 franchise stores. De Tuinen offers a broad range of over-the-counter drugs, dietary supplements, gift items and natural beauty care products. De Tuinen has now been definitively transferred to Holland & Barrett Europe, Ltd., a British subsidiary of NBTY, an international producer of dietary supplements with approximately 1,000 stores in the United States, Great Britain and Ireland.

De Tuinen will be gradually phased into NBTY, a process to be completed by December 28, 2003. During this transition, Holland & Barrett will be permitted use of several Ahold facilities as well as logistics and other back-office services. De Tuinen's customers will not notice a significant change, as the company will continue to operate under the same brand name and offer its current range of natural products.

The transaction includes all De Tuinen chain stores and their inventory. The franchise stores will also conduct their business with Holland & Barrett. All 312 associates will transfer to the new owner. During the transition period, new locations for the De Tuinen head office and distribution center will be sought.

The planned divestment of De Tuinen, announced on December 11, 2002, is part of Ahold's strategic plan to restructure its portfolio to focus on high-performing businesses and to concentrate on its mature and most stable markets. Ahold believes De Tuinen will grow stronger within an organization that specializes in natural products and dietary supplements.

Ahold Corporate Communication: +31.75.659.5720






                                                  Albert Heijnweg 1, Zaandam
                                                  P0. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0)75 659 5720
                                                  Fax:     +31 (0)75 659 8302


http://www.ahold.com                                                       1/2

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S.federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
--------------------------------------------------------------------------------